# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marblegate Acquisition Corp., CIK 0001838513
CUSIP: 56608A105
Title of class of securities: Class A Common Stock, par value $0.0001 per share (the "Shares")
Address of issuer's principal executive offices: 411 Theodore Fremd Avenue, Suite 206S, Rye, New York (NY), 10580
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000908834-24-000032
Filed by CIK 0001881151

## Reporting persons
- Grassland Investors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 150,000; sole dispositive power 0; shared dispositive power 150,000; aggregate amount beneficially owned 150,000 (2.8% of the class)
- Farallon Capital Management, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Dapice Joshua J.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Dreyfuss, Philip D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Dunn Hannah E.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Fried, Richard B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Gehani, Varun N.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Giauque, Nicolas: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Kim, David T.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Linn, Michael G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Luo Patrick (Cheng): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Patel, Rajiv A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Roberts, Jr., Thomas G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Saito Edric C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Seybold, William: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Short Daniel S.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Spokes, Andrew J. M.: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Warren, John R.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)
- Wehrly, Mark C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 375,000; sole dispositive power 0; shared dispositive power 375,000; aggregate amount beneficially owned 375,000 (6.8% of the class)

## Item 1. Issuer
Name of issuer: Marblegate Acquisition Corp.
Address of issuer's principal executive offices: 411 Theodore Fremd Avenue, Suite 206S, Rye, New York, 10580

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons".

(i) Grassland Investors, LLC, a Delaware limited liability company ("Grassland"), with respect to the Shares held by it.

(ii) Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Management Company"), which is the manager of each of Grassland and the SPV (as defined in Item 4), with respect to the Shares held by Grassland and the Shares that the SPV has the right to acquire upon the conversion of shares of Class B Common Stock (as defined in Item 4) held by the SPV.

(iii) The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Management Company, with respect to the Shares held by Grassland and the Shares that the SPV has the right to acquire upon the conversion of shares of Class B Common Stock held by the SPV: Joshua J. Dapice ("Dapice"); Philip D. Dreyfuss ("Dreyfuss"); Hannah E. Dunn ("Dunn"); Richard B. Fried ("Fried"); Varun N. Gehani ("Gehani"); Nicolas Giauque ("Giauque"); David T. Kim ("Kim"); Michael G. Linn ("Linn"); Patrick (Cheng) Luo ("Luo"); Rajiv A. Patel ("Patel"); Thomas G. Roberts, Jr. ("Roberts"); Edric C. Saito ("Saito"); William Seybold ("Seybold"); Daniel S. Short ("Short"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dapice, Dreyfuss, Dunn, Fried, Gehani, Giauque, Kim, Linn, Luo, Patel, Roberts, Saito, Seybold, Short, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."

Effective January 1, 2025, Luo became a managing member of the Management Company. Accordingly, as of that date, Luo may be deemed a beneficial owner of the Shares held by Grassland and the Shares that the SPV has the right to acquire upon the conversion of shares of Class B Common Stock held by the SPV.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.
Citizenship: The citizenship of each of Grassland and the Management Company is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque, Luo and Spokes, is a citizen of the United States. Giauque is a citizen of France. Luo is a citizen of China. Spokes is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

As of the date hereof, an investment vehicle (the "SPV") that is managed by the Management Company holds 225,000 shares of Class B common stock of the Company ("Class B Common Stock"), each of which is convertible at the holder's option into one Share.

The Shares reported hereby for Grassland are held directly by Grassland. The Management Company, as the manager of each of Grassland and the SPV, may be deemed to be a beneficial owner of such Shares held by Grassland and the Shares that the SPV has the right to acquire upon the conversion of shares of Class B Common Stock held by the SPV. Each of the Farallon Individual Reporting Persons, as a managing member or senior managing member, as the case may be, of the Management Company, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of such Shares held by Grassland and the Shares that the SPV has the right to acquire upon the conversion of shares of Class B Common Stock held by the SPV. Each of the Management Company and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.
Percent of class: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c). The Reporting Persons neither disclaim nor affirm the existence of a group among them. Each Reporting Person is a beneficial owner only of the securities reported by it on its cover page.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1. Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

## Signatures
- Grassland Investors, LLC: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its Manager (02/06/2025)
- Farallon Capital Management, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member (02/06/2025)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn (02/06/2025)
- Fried, Richard B: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Kim, David T.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Linn, Michael G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Patel, Rajiv A.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Saito Edric C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Seybold, William: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Short Daniel S.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Warren, John R.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/06/2025)